RICHMAN GROUP SECURITIES, INC.

REPORT PURSUANT TO SEA RULE 17A-5(d)

YEAR ENDED
DECEMBER 31, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richman Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19621 FM 1431, Suite 404
(No. and Street)

Jonestown	Texas	78645
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith H. Adams (512) 249-9252
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC
(Name – *if individual, state last, first, middle name*)

718 Paulus Ave.	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Keith H. Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richman Group Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Keith H. Adams
Signature

President

Jennifer Spray 2-16-18
Notary Public

JENNIFER SPRAY
Notary Public - State of Texas
ID# 622325-9
My Comm. Expires 09-02-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHMAN GROUP SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2017

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	3
STATEMENT OF OPERATIONS	4
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	5
STATEMENT OF CASH FLOWS	6
NOTES TO FINANCIAL STATEMENTS	7-10
SUPPORTING SCHEDULES:	
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	11
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION	12
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT	13
BROKER-DEALER ANNUAL EXEMPTION REPORT	14



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of
Richman Group Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Richman Group Securities, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.



McBee & Co, PC

We have served as Richman Group Securities, Inc.'s auditor since 2013.

Dallas, Texas
February 8, 2018



RICHMAN GROUP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2017

ASSETS

Cash	$	9,965
Centralized Registration Depository		1,054
TOTAL ASSETS	$	**11,019**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts Payable	$	3,500
Total Liabilities		3,500

Stockholder's Equity

Common Stock, 100,000 Shares Authorized, No Par Value, 1,000 Shares Issued and Outstanding, $1 Stated Value	1,000
Additional paid-in capital	385,762
Accumulated Deficit	(379,243)
Total Stockholder's Equity	7,519

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	**11,019**

RICHMAN GROUP SECURITIES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2017

EXPENSES

Regulatory	$	2,326
Occupancy, Operating and Overhead (Note 8)		49,848
TOTAL EXPENSES	$	52,174
NET LOSS	$	(52,174)

RICHMAN GROUP SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total
Balance, December 31, 2016	$ 1,000	$ 336,533	$ (327,069)	$ 10,464
Non-cash capital contributions of occupancy, operating and overhead expenses		49,229		49,229
Net Loss			(52,174)	$ (52,174)
Balance, December 31, 2017	$ 1,000	$ 385,762	$ (379,243)	$ 7,519

RICHMAN GROUP SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Loss	$ (52,174)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:	
Non-cash Capital contributions of occupancy, operating and overhead expenses	$ 49,229
Change in operating assets and liabilities:	
Increase in Accounts Payable	$ 3,305
Net Cash Provided by Operating Activities	360
NET INCREASE IN CASH AND CASH EQUIVALENTS	360
Beginning of Year	10,464
End of Year	$ 11,019

SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash Activity:	
Payables Converted to Contributions	$ 49,229

RICHMAN GROUP SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Richman Group Securities, Inc. (the "Company"), was incorporated in Texas, in 2011. The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also a member of the Securities Investor Protection Corporation ("SIPC"). As a direct participation broker-dealer selling joint ventures in oil and gas and private placement of securities, the Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in the business of selling interests in oil & gas joint ventures organized by Pool Energy Corporation, a Texas corporation dba Richman Oil, the managing venture, for drilling oil and gas wells in the U.S and private placements of securities.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Fees

The Company derives its revenue primarily by providing investment opportunities in oil and gas joint ventures to its clients. Revenue is recognized upon the closing of a transaction.

Fair Value of Financial Instruments

Cash, any prepaid expenses and registration deposits are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

Cash Equivalents

Centralized Registration Deposit (CRD) funds are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Income Tax

The Company has elected to be taxed as an S-Corporation and is therefore treated as a flow-through entity for income tax purposes, similar to a partnership. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual member and are included in the member's personal tax return even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual member.

The Company is subject to state income tax.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2017, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

3. **NET CAPITAL REQUIREMENTS**

    The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital of $6,465, which was $1,465 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.54 to 1 for December 31, 2017.

4. **LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

    During the year ended December 31, 2017, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

5. **SIPC SUPPLEMENTAL REPORTING**

    The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

6. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash. The Company places its cash with a high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

7. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

8. RELATED PARTY TRANSACTIONS

The Company has an agreement with the Sole Shareholder whereby the Sole Shareholder, from time to time, provides goods and services to the Company as deemed necessary including, but not necessarily limited to, administrative services, office space, utilities, communications, state and federal registration requirements and regulatory assessments as set forth in the Expense Allocation Agreement. A record of every Company expense assumed by the sole shareholder will be entered on the Company's financial books and records and will be recorded as a permanent capital contribution. Repayment of these provisions is not required. If any amounts are due the sole shareholder, he will invoice the Company. These invoices will be recorded immediately on the Company's financial books and records and promptly paid. For the year ended December 31, 2017, the Company paid no expense allocation fees to the Sole Shareholder. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

9. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company operates under the provisions of Paragraph (k) (2) (i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and the disclosure of Information Relating to Possession or Control Requirements are not required.

During the year ended December 31,2017 and for the period from January 1, 2017 to December 31, 2017, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph(k)(2)(i) of Rule 15c3-3.

10. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations.

11. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2017, and through February 8, 2018, the date of the filing of this report. The Company continues to market its Broker Dealer License for sale. This has no effect on the financials of the firm and capital contributions will be provided as necessary to maintain capital compliance.

RICHMAN GROUP SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL

Total Stockholder's Equity Qualified for Net Capital	$	7,519
Deductions and/or Charges:		
Other Assets		(1,054)
Net Capital before Haircuts on Securities Positions		6,465
Haircuts on Securities (computed, where applicable, pursuant to Rule 15c-3-1(f))		
Net Capital	$	6,465

AGGREGATE INDEBTEDNESS $

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$	233
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	5,000
Minimum Net Capital Requirement	$	5,000
Net Capital in Excess of Minimum Required	$	1,465
Net Capital in Excess of Minimum Required at 1000%	$	465

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL   0.54 TO 1

RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2017 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Richman Group Securities, Inc.

11

RICHMAN GROUP SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

EXEMPTIVE PROVISIONS

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the President and Board of Directors of
Richman Group Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Richman Group Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Richman Group Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Richman Group Securities, Inc. stated that Richman Group Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year, December 31, 2017, without exception. Richman Group Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Richman Group Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC
Dallas, Texas
February 8, 2018

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

RICHMAN GROUP SECURITIES, INC.

19621 FM 1431 / Suite 404 / Jonestown / Texas / 78645 / (512) 249-9252 / Fax (512) 249-9253

Richman Group Securities, Inc.'s Exemption Report

Richman Group Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Richman Group Securities, Inc. claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2017.

2. Richman Group Securities, Inc. met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2017 to December 31, 2017, without exception.

Richman Group Securities, Inc.

I, Keith H. Adams, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Keith H. Adams

Signature

President

Title

January 31, 2018